Deerfield Triarc Capital Corp.

8700 Bryn Mawr Avenue

12th Floor

Chicago, Illinois 60631

June 23, 2005

VIA EDGAR AND FAX

Ms. Elaine Wolff

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Fax: 202-942-9528

Deerfield Triarc Capital Corp.

Registration Statement on Form S-11 (Registration No. 333-123762)

Dear Ms. Wolff:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Deerfield Triarc Capital Corp. (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-11 (the “Registration Statement”), to 3:00 p.m., Eastern Standard Time, on June 28, 2005, or as soon thereafter as practicable.

As requested in the letters from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to me in connection with the Registration Statement, the Company hereby acknowledges the following:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Deerfield Triarc Capital Corp.

By:	/s/ Jonathan W. Trutter
Jonathan W. Trutter Chief Executive Officer

June 23, 2005

Securities and Exchange Commission Division of Corporation Finance Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	Deerfield Triarc Capital Corp
Registration Statement on Form S-11
File No. 333-123762

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 3:00 PM on Tuesday, June 28, 2005 or as soon thereafter as practicable.

Sincerely,

Credit Suisse First Boston LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

UBS Securities LLC

Deutsche Bank Securities Inc.

  As Joint Book Running Managers

By:	Credit Suisse First Boston LLC

/s/ Joseph D. Fashano

Joseph D. Fashano

Director

June 23, 2005

Securities and Exchange Commission Division of Corporation Finance Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	Deerfield Triarc Capital Corp
Registration Statement on Form S-11
File No. 333-123762

Ladies and Gentlemen:

The following information with respect to the distribution of the preliminary prospectus dated June 15, 2005 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of preliminary prospectuses dated June 15, 2005 as distributed between June 15, 2005 and June 23, 2005 is as follows:

No. of Copies dated June 15, 2005
To Prospective Underwriters	30,633
To Institutions	886
Total	31,519

Sincerely,

Credit Suisse First Boston LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

UBS Securities LLC

Deutsche Bank Securities Inc.

  As Joint Book Running Managers

By:	Credit Suisse First Boston LLC

/s/ Joseph D. Fashano

Joseph D. Fashano

Director

June 23, 2005

Securities and Exchange Commission Division of Corporation Finance Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	Deerfield Triarc Capital Corp
Registration Statement on Form S-11
File No. 333-123762

Ladies and Gentlemen:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

Credit Suisse First Boston LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

UBS Securities LLC

Deutsche Bank Securities, LLc

  As Joint Book Running Managers

By:	Credit Suisse First Boston LLC

/s/ Joseph D. Fashano

Joseph D. Fashano

Director